Exhibit 4.6

SHAREHOLDERS' AGREEMENT,

DATED AS OF

AUGUST 11, 2006

BY AND AMONG

PARADIGM GEOTECHNOLOGY B.V.

MR. JEAN-LAURENT MALLET

MRS. DANIELLE MALLET

AND

EARTH DECISION SCIENCES SA

SHAREHOLDERS' AGREEMENT

        This SHAREHOLDERS' AGREEMENT is entered into as of August 11, 2006 (the "Agreement"), by and among Paradigm Geotechnology B.V., a corporation organized and existing under the laws of the Netherlands ("Paradigm"), Mr. Jean-Laurent Mallet ("Mr. Mallet"), Mrs. Danielle Mallet ("Mrs. Mallet", Mr. Mallet and Mrs. Mallet acting jointly and severally under this Agreement), and Earth Decision Sciences S.A., a société anonyme organized and existing under the laws of France ("EDS") (Paradigm, EDS, together with Mr. Mallet and Mrs. Mallet collectively the "Parties" and each individually, a "Party").

RECITALS

        WHEREAS, EDS and certain of the current shareholders of EDS, including Mr. Mallet and Mrs. Mallet have entered into a Share Purchase and Contribution Agreement dated July 5, 2006, as amended and restated pursuant to an amended and restated share purchase and contribution agreement dated August 11, 2006 (the "Share Exchange Agreement"), under which Paradigm has agreed to receive (the "Contribution") all the capital stock of EDS, held by the current shareholders of EDS.

        WHEREAS, in connection with the Contribution, it has been agreed between the Parties that, subject to the terms and conditions set forth in this Agreement, Mr. Mallet and Mrs. Mallet will remain shareholders of EDS until after the Contribution for a certain period of time, and may decide, or will be obliged, to tender all of their shareholding interest in EDS for ordinary shares of common stock of Paradigm and convertible subordinated debentures issued by Paradigm, or as the case may be, for ordinary shares of common stock issued by the parent company of Paradigm in the event that a majority of the ordinary shares of Paradigm are acquired by, or otherwise contributed or transferred in any manner to another entity, after the date hereof.

        WHEREAS, the Parties desire to enter into this Agreement to set forth the terms and conditions concerning the relationship between Paradigm, on the one hand, and Mr. Mallet and Mrs. Mallet, on the other hand, as the (direct or indirect shareholders) of EDS and the Contribution of the EDS shares which Mr. Mallet and Mrs. Mallet own or may hereafter own or acquire, and to provide for certain rights and obligations in respect thereof as hereinafter provided.

        NOW, THEREFORE, in consideration of the premises and covenants set forth below and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

AGREEMENT

ARTICLE I.

DEFINITIONS

        As used in this Agreement, the following terms shall have the meanings ascribed to them below. Terms in capital letters not otherwise defined herein shall have the meaning ascribed to them in the Paradigm Shareholders' Agreement.

        "Affiliate" shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person. The term "control" (including its correlative meanings "controlled by" and "under common control with") shall have the meaning ascribed thereto in Article L. 233-3 of the French Commercial Code (Code de Commerce).

        "Agreement" shall have the meaning ascribed to it in the Recitals hereof.

        "Call Right" shall have the meaning ascribed to it in Section 3.1 hereof.

        "Call Shares" shall have the meaning ascribed to it in Section 3.1 hereof.

        "Call Notice" shall have the meaning ascribed to it in Section 3.1 hereof.

        "Change of Control" shall have the meaning ascribed to it in Section 2.3 hereof.

        "Contribution" shall have the meaning ascribed to it in the Recitals hereof.

        "Convertible Subordinated Debentures" shall mean convertible subordinated debentures issued by Paradigm in accordance with the terms set forth in Section 1.3(b) and Exhibit 2.1 (b) (xiii) of the Share Exchange Agreement.

        "Covered Shares" shall have the meaning ascribed to it in Section 2.3 hereof.

        "EDS" shall have the meaning ascribed to it in the Recitals hereof.

        "Exchange Ratio" shall mean thirteen and a half (13.5) ordinary shares in the share capital of Paradigm and four and a half (4.5) Convertible Subordinated Debentures in exchange for each EDS Share or Preferred Share held by Mr. Mallet or Mrs. Mallet under this Agreement, subject to the provisions of Section 2.3 hereof and a possible adjustment in accordance with Section 5.3 hereof.

        "Exchange Shares and Debentures" shall have the meaning ascribed to it in Section 2.3.

        "IPO" shall mean the first to occur of a US IPO or an Other IPO.

        "Liquidity Agreements" shall have the meaning ascribed to it in the Recitals hereof.

        "Other IPO" shall mean an underwritten initial public offering or public offerings (on a cumulative basis) of Paradigm Ordinary Shares or as the case may be or Parent ordinary shares on an international securities exchange with aggregate gross proceeds to Paradigm or Parent of at least U.S. $50 million; provided that a "US IPO" shall not constitute an "Other IPO".

        "Paradigm" shall have the meaning ascribed to it in the Recitals hereof.

        "Paradigm Ordinary Shares" shall mean ordinary shares of common stock issued by Paradigm at the date hereof or hereafter, and all securities, including securities of other companies, which directly or indirectly, are exchangeable or convertible for ordinary shares of capital stock of Paradigm, including a security which, upon exercise, can then be, or must then be, exchanged for ordinary shares of capital stock of Paradigm.

        "Paradigm Shareholders' Agreement" shall have the meaning ascribed to it in Section 2.1 hereof.

        "Parent" shall have the meaning ascribed to it in Section 2.3 hereof.

        "Person" shall mean any individual, corporation, business trust, joint-venture, partnership, association, limited liability company, unincorporated organization, government (or any department or agency thereof) or other entity.

        "Pledge Agreement" shall have the meaning ascribed to it in Section 2.2.1 hereof.

        "Pledged Shares" shall have the meaning ascribed to it in Section 2.2.1 hereof.

        "Preferred Shares" shall have the meaning ascribed to it in Section 2.1 hereof.

        "Shares" shall mean the ordinary shares of capital stock, par value of €2.3 per share, issued by EDS at the date hereof or hereafter, or, in the event of any change in the number or character of any of the foregoing by reason of any merger, stock dividend or split, combination of shares or similar event, any securities replacing the foregoing.

        "Share Exchange Agreement" shall have the meaning ascribed to it in the Recitals hereof.

        "Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

        "Transfer" shall mean, with respect to any Shares or Preferred Shares, (i) when used as a verb, to sell, hypothecate, give, bequeath, transfer, exchange, assign, pledge or in any other way whatsoever encumber or dispose of such Shares or Preferred Shares or any participation or interest therein, whether directly or indirectly (including by way of the Transfer of such Shares or Preferred Shares to any Affiliate of any Person that is subsequently Transferred in whole or in part to any other Person), or to enter into any contract, option, or other arrangement, commitment or understanding to do any of the foregoing actions, and (ii) when used as a noun, any indirect or direct sale, hypothecation, gift, bequest, transfer, exchange, assignment, pledge or any other encumbrance or disposal whatsoever of such Shares or Preferred Shares or any participation or interest therein or any contract, option, or other arrangement, commitment or understanding to effect any of the foregoing.

        "Transferee" shall mean any Person to whom a Transfer is made, regardless of the method of Transfer.

        "Unrestricted Transfer" shall mean a Transfer of Shares or Preferred Shares held by Mr. Mallet and/or Mrs. Mallet to (i) their heirs, in the event of their death, or (ii) members of their family related in the first degree in the event that they become permanently disabled (invaliditè permanente) or mentally incompetent, as certified or confirmed by a physician appointed by the supervisory board of EDS.

        "US IPO" shall mean an underwritten initial public offering or public offerings (on a cumulative basis) of Paradigm Ordinary Shares, or as the case may be or Parent ordinary shares, pursuant to a registration statement or registration statements under the Securities Act with aggregate gross proceeds to Paradigm or Parent of at least U.S. $50 million.

ARTICLE II.

ISSUE OF PREFERRED SHARES

RESTRICTIONS ON TRANSFERS OF PREFERRED SHARES

        2.1    Issue of preferred shares.

        Paradigm shall take, or cause to be taken, all necessary action as may be required (to the extent permitted by applicable laws and regulations), to cause the management board (directoire) of EDS to convene an extraordinary shareholders meeting as soon as possible after the date hereof and, in any event on August 30, 2006 at the latest, and to submit to such extraordinary shareholders meeting resolutions relating, in particular, to the conversion of all of the Class A ordinary shares of EDS owned by Mr. Mallet and Mrs. Mallet, at the date hereof into Class F non-voting preferred shares (actions de préférence sans droit de vote, the "Preferred Shares"), in accordance with the terms of the draft resolutions, a copy of which is attached hereto in Exhibit A. Paradigm hereby irrevocably undertakes to approve and vote in favor of such resolutions, in accordance with the terms set forth in Schedule 2.1, and to vote such conversion, at the extraordinary shareholders meeting of EDS mentioned above. Paradigm shall be entitled at its discretion to take, or cause to be taken, all necessary actions as may be required and to approve and vote in favor of any necessary resolution which shall be submitted to the extraordinary shareholders meeting mentioned above, or to any other shareholders meeting of EDS which may be convened from time to time after the date hereof, for the purposes of implementing the provisions of this Agreement, and more generally, in order to carry out the transactions contemplated hereunder. Mr. Mallet and Mrs. Mallet hereby irrevocably undertake, as a condition precedent to the conversion of the Shares that they own into Preferred Shares under this Section 2.1, to execute a joinder agreement in a form satisfactory to Paradigm and pursuant to which Mr. Mallet and Mrs. Mallet shall become a party to the amended and restated shareholders' agreement dated

August 11, 2006 (the "Paradigm Shareholders' Agreement") entered into by and among Paradigm, the FPC Shareholders, the Other Shareholders, the EDS Current Shareholders and the EDS Equivalent Shareholders (as such terms are defined in the Paradigm Shareholders' Agreement), no later than on the date on which the extraordinary shareholders meeting of EDS shall decide such conversion. Mr. Mallet and Mrs. Mallet expressly acknowledge that, as of the execution of the Paradigm Shareholders' Agreement, the provisions of the Paradigm Shareholders' Agreement shall apply, in particular, mutatis mutandis to the Preferred Shares that they own, which shall be deemed to constitute Company Ordinary Share Equivalent (as such term is defined in the Paradigm Shareholders' Agreement), including but not limited to the drag-along right set forth in Section 2.5 of the Paradigm Shareholders' Agreement.

        2.2    General Limitation on Transfers of Shares and Preferred Shares.

          2.2.1    Non-transferability.

        Mr. Mallet and Mrs. Mallet shall not be entitled to Transfer any of the Shares or Preferred Shares that they own at the date hereof or that they will own at any time hereafter, to any Transferee (including to their children, grandchildren or other living descendants), for a period of ten years as of the date hereof, except in connection with (i) an Unrestricted Transfer, (ii) a Transfer of Shares or Preferred Shares to each other, (iii) a Transfer made pursuant to Sections 2.3 or 3.1 of this Agreement, provided that by exception to the above, Mr. Mallet and Mrs. Mallet shall enter into a pledge agreement with Paradigm and EDS at the date hereof creating a first rank pledge in favor of Paradigm over 47,756 Shares (to be converted into Preferred Shares) owned by Mr. Mallet and Mrs. Mallet (collectively the "Pledged Shares") in accordance with the terms of the Share Exchange Agreement and those of the pledge agreement attached hereto as an Exhibit B (the "Pledge Agreement"), as a surety for their indemnification obligations under the Share Exchange agreement. Notwithstanding any provision hereunder to the contrary, the Pledged Shares shall remain subject to the terms of the Pledge Agreement to be entered into at the date hereof, immediately following the execution of this Agreement, between Paradigm, Mr. Mallet and Mrs. Mallet in connection with the execution of the Share Purchase Agreement, until the expiration or termination of such Pledge agreement, or unless agreed otherwise in writing by the Parties. As of the expiration of such ten-year period, Mr. Mallet and Mrs. Mallet shall Transfer all of the Preferred Shares that they own to Paradigm in accordance with Section 2.3 below.

          2.2.2    Obligations of Transferee.

        Except as expressly agreed between the Parties in writing, the Transfer of the Shares or Preferred Shares owned by Mr. Mallet and/or Mrs. Mallet shall not occur, including in connection with an Unrestricted Transfer, unless (i) the proposed Transferee shall have executed and delivered to Paradigm, as a condition precedent to such Transfer, an appropriate document in writing in form and substance reasonably satisfactory to Paradigm confirming that (i) the Transferee agrees to be bound by the terms of this Agreement and (ii) such document shall have been delivered to and approved (as described above) by Paradigm prior to the acquisition by such Transferee of the Shares or Preferred Shares owned by Mr. Mallet and Mrs. Mallet.

          2.2.3    Compliance with Laws.

        Notwithstanding any other provision of this Agreement, no Transfer of any Shares to any permitted Transferee hereunder shall be permitted unless such Transfer complies with all applicable requirements of law, including the securities laws of any applicable jurisdiction.

          2.2.4    No Effect.

        Any attempt by Mr. Mallet and/or Mrs. Mallet to Transfer any Shares or Preferred Shares to any Transferee, including a permitted Transferee hereunder, in violation of the terms and conditions of this

Agreement, shall be null and void ab initio and of no effect, and EDS shall not record any such purported Transfer upon the share transfer register (registre des mouvements de titres) of EDS.

        2.3    Exchangeability of Preferred Shares.

        (a)   Mr. Mallet and Mrs. Mallet shall be entitled to contribute all (but not less than all of) their Shares or Preferred Shares, at any time, by sending a written notice duly signed by them to Paradigm, subject to and pursuant to this Section 2.3, for a period of 10 years as of the date hereof. In consideration for the Contribution of all, but not less than all of, their Shares or Preferred Shares (the "Covered Shares", and each of them a "Covered Share"), and subject to Section 2.3 (f) below, Mr. Mallet and Mrs. Mallet shall receive

          (i)  a number of newly issued ordinary shares and Convertible Subordinated Debentures of Paradigm calculated in accordance with the Exchange Ratio, and

         (ii)  the Earn-Out Payment, as defined in Section 2.3 (b) below;

        (the Paradigm ordinary shares and Convertible Subordinated Debentures issued and delivered to Mr. Mallet and Mrs. Mallet hereunder being collectively referred to hereinafter as the "Exchange Shares and Debentures").

Within thirty (30) days as of the receipt by Paradigm of a written notice from Mr. Mallet and Mrs. Mallet stating their intent to contribute all of the Shares or Preferred Shares they own for ordinary shares of Paradigm and Convertible Subordinated Debentures, Paradigm shall receive, as consideration, all of the Shares or Preferred Shares owned by Mr. Mallet and Mrs. Mallet and shall provide a notarial deed of issuance of newly issued shares, duly executed in the Netherlands before a Dutch Civil Law Notary, and all other appropriate documents or instruments, evidencing the issue and delivery of the Exchange Shares and Debentures referred to in paragraph (i) above, free and clear of all liens, against the delivery by Mr. Mallet and Mrs. Mallet of duly completed and executed share transfer forms (ordres de mouvement), evidencing the Transfer of all of the Shares of Preferred Shares held by Mr. Mallet and Mrs. Mallet to Paradigm, free and clear of all liens.

        (b)   The Earn-Out Payment per Covered Share shall be equal to an option to purchase the following amounts of Paradigm ordinary shares and Convertible Subordinated Debentures for one euro cent (€0.01) each:

  (i)
  if the EDS 2006 Gross Revenue (as such term is defined in the Share Exchange Agreement) is equal to or more than 95% of the 2006 Gross Revenue Budget (as such term is defined in the Share Exchange Agreement), one and a half Paradigm ordinary shares and half a Convertible Subordinated Debenture;

  (ii)
  if the EDS 2006 Gross Revenue is equal to or more than 80% of the 2006 Gross Revenue Budget and less than 95% of the 2006 Gross Revenue Budget, the product of (x) one and a half Paradigm ordinary shares and half a Convertible Subordinated Debenture, multiplied by (y) the Earn-Out Fraction (as such term is defined in the Share Exchange Agreement);

  (iii)
  if the EDS 2006 Gross Revenue is less than 80% of the 2006 Gross Revenue Budget, zero; and

  (iv)
  if more than 50% of the Paradigm ordinary shares (calculated on a fully-diluted basis) are transferred to a third party not affiliated with the controlling shareholder of Paradigm at the date hereof, Fox Paine (the concept of control being defined by reference to Article L.233-3 of the French Commercial Code) on or before December 31, 2006, one and a half Paradigm ordinary shares and one and a half Convertible Subordinated Debentures (without duplication for any amounts in the foregoing clauses (i) or (ii)).

        (c)   For purposes of determining the Earn-Out Payment under Section 2.3 (b) above, the Parties hereby irrevocably undertake to refer to the amount of the EDS 2006 Gross Revenue as set out in the Final Earn-Out Statement (as defined in the Share Exchange Agreement), and irrevocably waive any right to challenge such amount, to the fullest extent permitted by applicable laws. Paradigm shall notify in writing the Beneficiary of the amount of the EDS 2006 Gross Revenue, as set out in the Final Earn-Out Statement, and the amounts of Paradigm ordinary shares and Convertible Subordinated Debentures that Mr. Mallet and Mrs. Mallet are entitled to purchase under Section 2.3 (b) above, within ten (10) Business Days as of the determination of the Final Earn-Out Statement under the Share Exchange Agreement.

        (d)   The Convertible Subordinated Debentures issued in accordance with Section 2.3 (b) shall have a principal amount of U.S.$9.15 and shall be dated as of the Initial Closing Date (as such term is defined in the Share Exchange Agreement), with accrual of interest and other rights as of that date.

        (e)   Notwithstanding the foregoing, in the event that the Convertible Subordinated Debentures are redeemed, in particular in connection with an IPO (as such term is defined below), Paradigm shall be entitled to pay the Redemption Price (as such term is defined in Exhibit 2.1 (b) (xiii) of the Share Exchange Agreement) of the Convertible Subordinated Debentures in the form of a cash payment to Mr. Mallet and Mrs. Mallet, instead of delivering the applicable number of Convertible Subordinated Debentures as part of the consideration for the Shares or Preferred Shares held by Mr. Mallet and Mrs. Mallet, under this Section 2.3. In such case, the amount of the Redemption Price due to Mr. Mallet and Mrs. Mallet shall be calculated in accordance with the terms set forth in Exhibit 2.1 (b) (xiii) of the Share Exchange Agreement.

        (f)    Notwithstanding the foregoing, in the event that a majority of the ordinary shares issued and outstanding of Paradigm are, directly or indirectly, acquired by, or otherwise contributed or transferred in any manner (the "Change of Control") to an entity ("Parent"), the consideration for the Contribution by Mr. Mallet and Mrs. Mallet of their Shares or Preferred Shares set forth in paragraphs (a) to (e) above of this Section 2.3 shall be adjusted and the terms of this Agreement shall be modified accordingly in order to provide that Mr. Mallet and Mrs. Mallet shall contribute, or otherwise exchange, that portion of their Shares or Preferred Shares that would have been contributed to Paradigm in exchange for ordinary shares to Parent for an aggregate number equal to the aggregate number of ordinary shares of Paradigm that Mr. Mallet and Mrs. Mallet would have been entitled to receive had they held the relevant number of Paradigm Shares at such time. Upon written request of Paradigm, Mr. Mallet and Mrs. Mallet shall promptly execute any amendment to this Agreement or other agreement or document, as may be necessary or required under applicable laws and regulations, in order to implement the above.

        (g)   If Paradigm does not satisfy its obligation to contribute or exchange the Preferred Shares and provided Mr. and Mrs. Mallet have otherwise performed all steps required for such exchange, Mr. and Mrs. Mallet shall have the right, after expiration of 60 days following the request to Paradigm to proceed with the exchange, to put all their Preferred Shares to Paradigm, or as the case may be to Parent, at their fair market value to be determined by a third party expert appointed by the mutual consent of the parties or, failing such consent, by the President of the Tribunal de Commerce of Paris. The exercise of such put shall not prevent Paradigm from exercising the Call Right which, if exercised, shall prevail over the put.

Change of control of Paradigm prior to an IPO. In the event of a contemplated transfer of a controlling shareholding interest (as defined under Paradigm Shareholders Agreement) in Paradigm to a third party prior to the completion of an IPO and unless Paradigm exercises its Call Right, Paradigm shall deliver a written notice to Mr. Mallet and Mrs. Mallet, at least one week before the completion of such transfer to third party Such notice shall state the expected date on which such transfer is to be completed and a good faith estimate of the value of the Exchange Shares and Debentures issued or to be issued by Paradigm under Sections 2.3 or 3.1 of this Agreement in consideration for the Preferred Shares held by Mr. Mallet and Mrs. Mallet. Such estimated value shall be calculated on the basis of a good faith estimate of the purchase price of each Paradigm ordinary share agreed upon between the majority shareholder of Paradigm and the third party, or as the case may be, on the basis of the estimated fair market value of the consideration offered by the third party for each Paradigm ordinary share if such consideration is not entirely in cash.

ARTICLE III.

CALL RIGHT

        3.1    Call Right.

        Mr. Mallet and Mrs. Mallet hereby irrevocably grant to Paradigm the right, but not the obligation, as a promesse d'apport within the meaning of French law, notably article 150 OB of the General French Tax Code (the "Call Right"), at any time for a ten-year period as of the date hereof and subject to the terms and conditions of this Section 3.1, to receive as consideration from Mr. Mallet and Mrs. Mallet all, but not less than all, of the Preferred Shares held by Mr. Mallet and Mrs. Mallet (the "Call Shares"). The Parties expressly agree that in the event of a Change of Control, as provided in Section 2.3 (f) above, Paradigm shall be entitled to substitute Parent as beneficiary of the Call Right, which is expressly accepted by Mr. Mallet and Mrs. Mallet.

        3.2    Call Notice.

        If Paradigm decides to exercise its Call Right, it shall deliver a written notice (the "Call Notice") to Mr. Mallet and Mrs. Mallet, which shall state (i) the intent of Paradigm to exercise its Call Right under Section 3.1 of this Agreement, (ii) the nature of the consideration offered for the Contribution of the Preferred Shares, which shall consist in the issue and delivery of Exchange Shares and Debentures, or in case of Change of Control as provided in Section 2.3 (f) above in the issue and delivery or a number of ordinary shares of Parent, in each case calculated on the basis of the value of the Shares retained by the Parties at the date hereof for the purposes of the calculation of the Exchange Ratio, and (iii) the proposed date and place of closing for the completion of the Contribution of the Preferred Shares, it being specified that if Paradigm exercises its Call Right in connection with an anticipated IPO, Paradigm may specify that the date of closing for the completion of the Contribution of the Preferred Shares owned by Mr. Mallet and Mrs. Mallet under this Section 3.1 shall be the closing date of the IPO, or the effective date of the related registration statement, and such Call Right can be conditioned upon completion of the IPO or the effectiveness of the registration statement. If the IPO does not close or the related registration statement does not become effective, the closing for the completion of the Contribution shall not occur.

        3.3    Indemnification.    In the event Paradigm exercises its Call Right in connection with an IPO, Paradigm shall make its best efforts in order to enable Mr. Mallet and Mrs. Mallet to obtain an amount equal to at least one million (1,000,000) USD from the sale or transfer, in connection with such IPO, of the Exchange Shares and Debentures, or as the case may be of the ordinary shares of Parent, that they will receive under this Agreement in consideration for the contribution of their EDS Preferred Shares or in connection with the redemption of the Convertible Subordinated Debentures issued to Mr. Mallet and Mrs. Mallet hereunder. Should Paradigm decide to exercise its Call Right before the contemplated date for the closing of an IPO and if (i) the IPO is not closed as of January 1st of the immediately following year or, (ii) the total amount received by Mr. Mallet and Mrs. Mallet from the sale or transfer of their Exchange Shares and Debentures or the redemption of their Convertible Subordinated Debentures in connection with such IPO is less than one million (1,000,000) USD, Paradigm hereby undertakes to indemnify Mr. Mallet and Mrs. Mallet for the adverse tax impact arising from the application of French wealth tax (impôt sur la fortune) to their personal patrimony as of January 1st of that year as a result of the contribution of the Preferred Shares that they own under this Section 3.3 In such case, if the IPO is not closed as of January 1st of the immediately following year after the exercise of the Call Right, Paradigm shall indemnify Mr. Mallet and Mrs. Mallet, until the earlier of (x) the fiscal year during which the closing of the IPO shall occur, provided that Mr. Mallet and Mrs. Mallet receive at least one million (1,000,000) USD of liquidity in connection with the closing of such IPO, or (y) the calendar year in which a number of Exchange Shares and ordinary shares issuable upon conversion of the Exchange Debentures owned by Mr. Mallet and Mrs. Mallet, collectively, shall have become eligible for sale to the public without registration under Rule 144 under the United States Securities Act or another exemption from registration therefrom that such sale could have generated one million (1,000,000) USD of liquidity, whether or not Mr. Mallet and Mrs. Mallet choose to sell such share. If in connection with an IPO whose closing occurs before the end of the fiscal year during which Paradigm has exercised its Call Right, Mr. Mallet and Mrs. Mallet do not receive at least one million (1,000,000) USD of liquidity, Paradigm shall indemnify Mr. Mallet and Mrs. Mallet for a one (1) year-period as of January 1st of the immediately following fiscal year. Such indemnification obligation shall be limited to the amount of the French wealth tax actually (impôt sur la fortune) incurred by Mr. Mallet and Mrs. Mallet. The indemnity due by Paradigm to Mr. Mallet and Mrs. Mallet in such case shall be equal to the additional amount of French wealth tax due as a result of such Preferred Shares, to the exclusion of any tax gross-up and to the exclusion, in particular, of any French social charges which may become due by Mr. Mallet and Mrs. Mallet in relation thereto. Such indemnity shall become due and payable at the latest five business days before June 15th of the indemnified year upon the receipt by Paradigm of a copy of the French wealth tax form to be filed by Mr. Mallet and Mrs. Mallet evidencing the amount of the French wealth tax that Mr. Mallet and Mrs. Mallet have to pay together with an affidavit from Mr. and Mrs. Mallet tax advisor certifying the calculations. For the avoidance of doubt, it is expressly agreed that Paradigm shall have no indemnification obligation with respect to Mr. Mallet and Mrs. Mallet under this Section 3.3 if Paradigm exercises its Call Right (i) at any time before the contemplated date for the closing of an IPO and if in connection with such IPO, Mr. Mallet and Mrs. Mallet receive an amount at least equal to one million (1,000,000) USD from the sale of their Paradigm shares or from the redemption of their Convertible Subordinated Debentures, or (ii) at any time after the closing of an IPO.

        Should the exchange of the Preferred Shares for Paradigm shares and Convertible Subordinated Debentures or, as the case may be for Parent ordinary shares, whether upon exercise of the Call Right or of the right provided in Section 2.3, not be structured as an issuance of new shares by Paradigm or Parent for the contribution of the Preferred Shares, provided this does not result from Mr. and Mrs. Mallet's failure to comply with their obligations to Contribute their Preferred Shares in accordance with this Section 3, and therefore not qualify as a contribution for purposes of article 150 OB of the General French Tax Code (Code Genéral des Impôts), Paradigm hereby undertakes to indemnify Mr. Mallet and Mrs. Mallet for the adverse tax impact arising from the application of French personal income taxes and, as the case may be, additional social contributions, as a result of the contribution of the Preferred Shares that they own. The indemnity due by Paradigm to Mr. Mallet and Mrs. Mallet in such case shall be equal to the amount of personal income tax and additional social contributions paid upon the Contribution. Such indemnity shall become due and payable within a six-month period of the receipt by Paradigm of a copy of the tax statement delivered to Mr. Mallet and Mrs. Mallet evidencing the amount of personal income tax and additional social contributions that Mr. Mallet and Mrs. Mallet have to pay.

        3.4    Transfer.    Upon receipt by Mr. Mallet and Mrs. Mallet of the Call Notice, Mr. Mallet and Mrs. Mallet shall be obliged to Transfer, as requested by Paradigm, all of the Preferred Shares they own and shall deliver duly completed and executed share transfer forms (ordres de mouvement) for transfer free and clear of all liens, evidencing the Transfer of all of the Preferred Shares held by Mr. Mallet and Mrs. Mallet to Paradigm or Parent, at the date and in the place designated in the Call Notice, against receipt of a notarial deed of issuance of shares, duly executed in the Netherlands before a Dutch Civil Law Notary, and/or all other appropriate documents or instruments, evidencing the issue and delivery of the Exchange Shares and Debentures or Parent ordinary shares, free and clear of all liens, in accordance with Section 2.3 above.

        3.5    Obligation to Transfer.

        In the event that Mr. Mallet and Mrs. Mallet fail to comply with their obligations to Transfer their Shares or their Preferred Shares, in accordance with this Section 3, Paradigm or any person designated by it shall be entitled to execute on behalf of Mr. Mallet and Mrs. Mallet the deed of issuance of Paradigm shares and any other necessary or appropriate document and instrument for the purposes of the issue and delivery of the Convertible Subordinated Debentures under an irrevocable power of attorney attached to this Agreement in Exhibit C. The Parties hereby expressly and irrevocably agree that the notification to EDS of the copy of the Call Notice together with the deed of issuance of the Paradigm shares and any other necessary or appropriate document and instrument relating to the issue and delivery of the Convertible Subordinated Debentures, executed on behalf of Mr. and Mrs. Mallet as indicated above shall be deemed to constitute a duly completed and signed share transfer form (ordre de mouvement) for the purpose of the Transfer of such Shares or Preferred Shares to Paradigm, and EDS shall be obliged to record immediately in its share transfer register (registre des mouvements de titres) and the shareholder's accounts of Mr. Mallet and Mrs. Mallet the Transfer of the Shares or Preferred Shares they owned to Paradigm.

ARTICLE IV.

FUNCTION OF MRS. MALLET

        4.1    Appointment as Chairman of the Supervisory Board.    Paradigm shall take, or cause to be taken, all necessary action as may be required (to the extent permitted by applicable laws and regulations), to cause the shareholders meeting of EDS to appoint Mrs. Mallet as member of the supervisory board, and to cause the supervisory board of EDS to appoint Mrs. Mallet as chairman of the supervisory board, and shall refrain from taking or causing to be taken any action that would result in the non-renewal or dismissal of Mrs. Mallet in her function as member and chairman of the supervisory board, except in case of an intentional or serious fault (faute grave ou intentionnelle) committed by Mrs. Mallet in the exercise of such function or in the event of a violation of any of their obligations hereunder by Mr. Mallet and/or Mrs. Mallet. Paradigm shall further take, or cause to be taken, all necessary action as may be required (to the extent permitted by applicable laws and regulations), to cause the supervisory board EDS to approve an annual remuneration in an amount of 8,000 euros in favor of Mrs. Mallet in her function as chairman of the supervisory board, until the end of her term of office as chairman of the supervisory board. This Section 4.1 shall expire on the Contribution of all of the Preferred Shares held by Mr. Mallet and Mrs. Mallet.

ARTICLE V.

MISCELLANEOUS

        5.1    Notices.

        All notices, statements, instructions or other documents required to be given hereunder shall be in writing and shall be given either personally or by mailing the same in a sealed envelope, by overnight courier or by telecopy, addressed to EDS at its principal offices and to the other parties at their addresses set forth above in this Agreement. Each Party, by written notice given to the other Parties hereto in accordance with this Section 5.5, may change the address to which notices, statements, instructions or other documents are to be sent to such Party. All notices, statements, instructions and other documents hereunder that are mailed or telecopied shall be deemed to have been given on the date of mailing or, in the case of telecopying, upon confirmation of receipt.

        5.2    Successors and Assigns.

        This Agreement shall be binding upon and shall inure to the benefit of the Parties, and their respective heirs, successors and assigns. The heirs, successors and assigns (ayants droit) of Mr. Mallet and Mrs. Mallet shall be bound by this Agreement by operation of law, without any obligation to make the notice referred to in Article 877 of the French Civil Code, to the benefit of which Mr. Mallet and Mrs. Mallet hereby expressly waive on behalf of their heirs, successors and assigns. If any Transferee of Mr. Mallet and/or Mrs. Mallet shall acquire any Shares or Preferred Shares in any manner, whether by operation of law or otherwise, such Shares or Preferred Shares shall be held subject to all of the terms of this Agreement, and, by taking and holding such Shares or Preferred Shares, such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement. In addition, Mr. Mallet and Mrs. Mallet agree that in the event of the liquidation of their matrimonial property they will make every effort to retain in their own name the Shares or Preferred Shares they hold.

        5.3    Recapitalizations and Exchanges Affecting Shares or Preferred Shares.

        The provisions of this Agreement shall apply, to the full extent set forth herein with respect to Shares and Preferred Shares, to any and all shares of capital stock or equity securities of EDS or any successor or assign of EDS (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for, or in substitution of, the Shares and Preferred Shares, or that may be issued by reason of any stock dividend, stock split, reverse stock split, combination, recapitalization, reclassification or otherwise. Upon the occurrence of any of such events, numbers of shares and amounts hereunder and any other appropriate terms shall be appropriately adjusted, as determined in good faith by the management board of EDS, so as to preserve the rights hereunder of Mr. Mallet and Mrs. Mallet to obtain a number of ordinary shares of Paradigm and Convertible Subordinated Debentures, or as the case may be a number of Parent ordinary shares, in exchange for each Share or Preferred Share that they own, corresponding or equivalent to, after such adjustment, the Exchange Ratio agreed upon between the Parties at the date hereof.

        5.4    Descriptive Headings, Etc.

        The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires, references to "hereof," "herein," "hereby," "hereunder" and similar terms shall refer to this entire Agreement.

        5.5    Amendment.

        This Agreement may not be amended or supplemented, except by an instrument in writing signed by the Parties.

        5.6    Severability.

        If any term or provision of this Agreement shall to any extent be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. Upon the determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect their original intent as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        5.7    Further Assurances.

        The Parties shall from time to time execute and deliver all such further documents and do all acts and things as the other Parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement, including, to the extent necessary or appropriate, using all reasonable efforts to cause the amendment of the articles of incorporation (statuts) of EDS in order to provide for the enforcement of this Agreement in accordance with its terms. In furtherance and not in limitation of the foregoing, in the event of any amendment, modification or termination of this Agreement in accordance with its terms, the Parties shall cause the management board and supervisory board of EDS to meet within thirty (30) days following such amendment, modification or termination or as soon thereafter as is practicable for the purpose of amending the articles of incorporation (statuts) of EDS, as may be required as a result of such amendment, modification or termination, and, to the extent required by law, proposing such amendments to the shareholders meeting of EDS entitled to vote thereon, and such action shall be the first action to be taken at such meeting.

        5.8    Complete Agreement.

        This Agreement (together any other agreements referred to herein) constitutes the entire agreement and supersedes all other agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

        5.9    No Third Party Beneficiaries.

        The provisions of this Agreement shall be only for the benefit of the Parties to this Agreement, and no other Person shall have any third party beneficiary or other right hereunder.

        5.10    Term.

        The Term of this Agreement shall be twenty years as of the date hereof. This Agreement shall terminate with respect to any Party, or with respect to its heirs, successors and assigns, as of the date at which such Party, or its heirs, successors and assigns, no longer holds any Share or Preferred Share or any right or interest in any Share or Preferred Share. Upon expiry of its term, this Agreement shall be tacitly renewable for a ten-year period unless a Party notifies in writing the other Parties of its intent to terminate this Agreement, subject to a twelve-month prior notice period before the expiration of this Agreement.

        5.11    Assignment.

        Except as otherwise expressly provided above, the Parties are not entitled to assign or transfer any of their rights and obligations under this Agreement without the prior written agreement of the other Parties.

        5.12    Governing Law—Jurisdiction.

        This Agreement shall be governed and construed and enforced in accordance with the laws of France, without regard to the principles of conflicts of law thereof. Any dispute arising from, or relating to the interpretation, the validity or the enforcement of this Agreement shall be submitted to the jurisdiction of the competent French courts.

        IN WITNESS WHEREOF, the Parties have caused this instrument to be duly executed on the date first written above.

Done in Paris
On August 11, 2006
In four (4) original copies

PARADIGM GEOTECHNOLOGY B.V.
/s/ SHAI BUBER
By:	Shai Buber
Name:
Title:	Attorney in Fact
MR. JEAN-LAURENT MALLET		MRS. DANIELLE MALLET
/s/ JEAN-LAURENT MALLET		/s/ DANIELLE MALLET
EARTH DECISION SCIENCES S.A.
/s/ PASCAL LE MELINAIRE
By:
Name:	Pascal Le Melinaire
Title:	Director

[Signature Page to the Mallets Shareholders Agreement]

LIST OF EXHIBITS

Exhibit A.	:	Draft resolutions relating to the issue of the Preferred Shares
Exhibit B	:	Pledge Agreement over a fraction of the EDS shares held by Mr. Mallet and Mrs. Mallet
Exhibit C	:	Power of attorney

EXHIBIT A

EARTH DECISION SCIENCES SA

DRAFT RESOLUTIONS
TO BE SUBMITTED TO THE APPROVAL
OF THE EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF EDS
RELATING TO THE CONVERSION OF
THE CLASS A ORDINARY SHARES HELD
BY MR. MALLET AND MRS. MALLET
INTO PREFERRED SHARES

[FIRST] RESOLUTION

        The General Meeting, after having read the report of the management board and the report of the contribution auditor appointed by decision of the President of the Commercial Court of Nancy dated                        2006, upon request of the Company, in order to assess the particular advantages (avantages particuliers) in accordance with the provisions of article L.228-15 of the French Commercial Code, decides the creation of [48,128] Preferred Shares (actions de preférence),by conversion of the following Class A ordinary shares of the Company:

  •
  [48,128] Class A ordinary shares owned by Mr. Jean-Laurent Mallet,

  •
  [25,989] Class A ordinary shares owned by Mrs. Danielle Mallet

        The Preferred Shares will be effectively issued as of the approval of the conversion of Class A ordinary shares by the shareholders.

        The Preferred Shares will be submitted to the same provisions of the articles of incorporation (statuts) as those governing ordinary shares, and will have the same rights as the Class A ordinary shares, in proportion to the fraction of the capital that they represent, except with respect to the following rights:

        The Preferred Shares do not and will not carry the right for their holders to vote on the decisions falling within the competence of the shareholders' meetings of a French société anonyme, nor the right to attend the general meetings of the shareholders of the Company, nor the right more generally to be informed or to be consulted in any manner on the decisions of such general meetings of the shareholders.

        By exception to the above, the holders of Preferred Shares will be convened to vote on the following decisions, the approval of which will require the unanimous consent of all the holders of Preferred Shares: (i) any modification of the rights of the holders of Preferred Shares as provided in the articles of incorporation of the Company (except for the adjustments which may result from the transformation of the Company into a simplified joint stock corporation (société par actions simplifiée) and the corresponding modifications of its articles of incorporation), (ii) the transfer of the Company's registered office in a place outside of the territory of the French Republic, and (iii) any decision resulting in the dissolution or the liquidation of the Company (except for merger or demerger decisions, such decisions being solely decided by the holders of Class A ordinary shares of the Company).

        The Preferred Shares will not give right to dividends or liquidation bonus based on the profits and assets of the Company but will give right to dividends and liquidation bonus, if any, of Paradigm Geotechnology B.V., a company organized under the laws of The Netherlands, which as the direct or indirect, owner of all of the Class A ordinary shares representing more than 50% of the Company's capital, as if the holders of Preferred Shares were holding a number of ordinary shares of Paradigm Geotechnology B.V. equal to 48,128 times [    ] (the "Exchange Ratio").

        The holders of the Preferred Shares will not be entitled to transfer such shares, except (i) in case of death of one of them through inheritance, or in favor of the other Preferred Shares holders, or (ii) in favor of the holder of Class A ordinary shares.

[SECOND] RESOLUTION

        As a result of the approval of the preceding resolution, the General Meeting decides to modify articles 8, 11, 12 and 13 of the articles of incorporation of the Company, as follows:

Article 8.—Capital

        This article is now drafted as follows:

    "The capital is an amount of 495,256.7 euros.

        It is divided into 215.329 shares, par value €2,3 each, consisting in Class A ordinary shares and [48,128] Class [F] preferred shares, all fully paid."

Article 11.—Form of the shares

    [Note: such article of the articles of incorporation of EDS must be modified to reflect the new allocation of the capital between ordinary and preferred shares].

Article 12—Transfer of the shares

        The following paragraph is added at the end of this article:

    "IV—By exception to the above, the Class [F] preferred shares cannot be transferred by their holders, except (i) in case of transfer through inheritance in favor of another holder of Class [F] preferred shares or (ii) in favor of the holder of Class A ordinary shares.

    Any Transfer made in violation of the above will be null and void and will be treated as such by the Company pursuant to this clause and the applicable provisions of the French Commercial Code.

    For the purposes of this clause, "Transfer" means any operation resulting in a transfer of ownership, for any cause, including, but not limited to, (i) the transfer or assignment (with or without consideration, inter vivos or because of death), even though it would occur through a public auction (adjudication publique) or pursuant to a court order, (ii) the transfer in the form of donation, payment in kind (dation en paiement) or by exchange, split, loan (in particular, share loan), sale with option to repurchase (vente a réméré), contribution in kind, spin-off, liquidation, merger or demerger or any combination of such operations, (iii) transfers relating to ownership, usufruct or any or any other break-up of ownership right or to any other right attached to the object of the transfer (including, as the case may be, any voting right or right to dividends), and "To Transfer" means the action to carry out such operation, or to undertake to proceed to such operation."

Article 13—Rights and obligations attached to the shares

        The following paragraph is added at the end of this article:

    "IV. The Class [F] preferred shares do not and will not carry the right for their holders to vote on the decisions falling within the competence of the shareholders' meetings of a French société anonyme, nor the right to attend the general meetings of the shareholders of the Company, nor the right more generally to be informed or to be consulted in any manner on the decisions of such general meetings of the shareholders.

    By exception to the above, the holders of Class [F] preferred shares will be convened to vote on the following decisions, the approval of which will require the unanimous consent of all the holders of Class [F] preferred shares: (i) any modification of the rights of the holders of Class [F] preferred shares as provided in the articles of incorporation of the Company (except for the adjustments which may result from the transformation of the Company into a simplified joint stock corporation (societe par actions simplifiée) and the corresponding modifications of its articles of incorporation), (ii) the transfer of the Company's registered office in a place outside of the territory of the French Republic, and (iii) any decision resulting in the dissolution or the liquidation of the Company (except for merger or demerger decisions, such decisions being solely decided by the holders of Class A ordinary shares of the Company).

    The Class [F] preferred shares will not give right to dividends or liquidation bonus based on the profits and assets of the Company but will give right to dividends and liquidation bonus, if any, of Paradigm Geotechnology B.V., a company organized under the laws of The Netherlands, which as the direct or indirect owner of all of the Class A ordinary shares representing more than 50% of the Company's capital, as if the holders of Class [F] preferred shares were holding a number of ordinary shares of Paradigm Technology B. V. equal to 48,128 times [    ] (the "Exchange Ratio").